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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Pacific Internet Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number)
Khaw Kheng Joo
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Telephone: (65) 6441-1213
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With copies to:

Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161

June 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Announcement by MediaRing dated June 29, 2007.

CUSIP No.	Y66183107	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: MediaRing Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 5 Pages
This Amendment No. 12 amends the Schedule 13D previously filed by MediaRing Ltd (“MediaRing”) with the Securities and Exchange Commission (“SEC”) on July 21, 2006, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 to the Schedule 13D filed by MediaRing with the SEC on July 24, 2006, September 19, 2006, September 21, 2006, September 27, 2006, October 4, 2006, October 11, 2006, October 20, 2006, October 31, 2006, November 8, 2006, November 22, 2006 and June 7, 2007, respectively (as amended, the “Statement”), with respect to the ordinary shares (the “Ordinary Shares”) of Pacific Internet Limited (the “Company”), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following paragraph at the end of the Item:
     On June 6, 2007, MediaRing executed an irrevocable undertaking to accept the tender offer by Connect Holding Limited (“Connect”) at an offer price of US$11.00 net in cash for each Ordinary Share, in respect of 4,056,163 Ordinary Shares beneficially owned by MediaRing as of the close of business on June 6, 2007.
     On June 29, 2007, Connect completed the acquisition of the 4,056,163 Ordinary Shares held by MediaRing and MediaRing ceased to own any Ordinary Shares. MediaRing’s nominee on the Board of Directors of the Company, Mr. Koh Boon Hwee, also resigned from the Company’s Board, as announced by the Company on June 26, 2007. MediaRing made an announcement to its shareholders upon the completion of its disposal of the Company’s shares. A copy of MediaRing’s announcement is attached hereto as Exhibit 99.1 and incorporated by reference herein.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:
(a)	The aggregate number of Ordinary Shares that the Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is zero.

(b)	The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of zero Ordinary Shares of the Company.

(c)	On June 6, 2007, MediaRing executed the irrevocable undertaking to accept Connect’s tender offer at an offer price of US$11.00 net in cash for each Company share in respect of 4,056,163 Ordinary Shares beneficially owned by MediaRing as of the close of business on June 6, 2007.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of Ordinary Shares of the Company on June 29, 2007.
Item 7. Material to be Filed as Exhibits
99.1	Announcement by MediaRing dated June 29, 2007.

Page 4 of 5 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  June 29, 2007

MediaRing Ltd

By	/s/ Khaw Kheng Joo

Name:	Khaw Kheng Joo
Title:	Director and Chief Executive Officer

Page 5 of 5 Pages
EXHIBIT INDEX

Exhibit 99.1	Announcement by MediaRing dated June 29, 2007.